August 29, 2025

Marc Fogassa
Chief Executive Officer
Atlas Lithium Corporation
Rua Antonio de Albuquerque, 156     17th Floor
Belo Horizonte, Minas Gerais
Brazil, 30.112-010

       Re: Atlas Lithium Corporation
           Registration Statement on Form S-3
           Filed August 22, 2025
           File No. 333-289805
Dear Marc Fogassa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Era Anagnosti, Esq.